UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated March 8, 2016: DryShips Inc. Reports Financial and Operating Results for the Fourth Quarter 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: March 9, 2016	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FOURTH QUARTER 2015

March 8, 2016, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international owner of drybulk carriers and offshore support vessels, today announced its unaudited financial and operating results for the quarter ended December 31, 2015.

Fourth Quarter 2015 Financial Highlights

➢

For the fourth quarter of 2015, the Company reported a net loss of $527.6 million, or $0.79 basic and diluted loss per share.

Included in the fourth quarter 2015 results are:

- Vessel impairment charges and non-cash losses, of $119.1 million, or $0.18 per share.

- Non-cash write down of our investment in Ocean Rig of $310.5 million, or $0.47 per share.

Excluding these impairment charges and losses, the Company’s net results would have amounted to a net loss of $98.0 million, or $0.14 per share. (1)

➢

The Company reported negative Adjusted EBITDA of $14.8 million for the fourth quarter of 2015. (1)

Recent Highlights

-

On March 3, 2016, the Company received notice of termination from Petroleo Brasileiro S.A. (Petrobras) of the contract for the oil spill recovery vessel Vega Juniz effective as of March 9, 2016. The contract of the Vega Juniz was expiring on April 25, 2017 and this termination represents a loss in contracted EBITDA of approximately $2.8 million for the balance of 2016.

-

On February 19, 2016, the Company’s Board of Directors (the “Board”) approved a 1-for-25 reverse stock split of the Company’s common shares. The reverse stock split will take effect, and the Company’s common stock will begin trading on a split adjusted basis on the Nasdaq Capital Market, as of the opening of trading on March 11, 2016.

-

On February 15, 2016, the Company announced that the previously disclosed sale of its Capesize vessels, the Fakarava, Rangiroa and Negonego, to entities controlled by its Chairman and CEO Mr. George Economou has failed. In addition, the Company reached a settlement agreement with the charterer of these vessels for an upfront lumpsum payment and the conversion of the daily rates to index-linked time charters.

-

On February 15, 2016, the Company announced that Petrobras has given notice of termination of the contract for the platform supply vessel Vega Crusader effective as of March 6, 2016. The contract of the Vega Crusader was expiring on January 8, 2017 and this termination represents a loss in contracted EBITDA of approximately $2.2 million for the balance of 2016.

(1)The net result includes approximately 40.44% of Ocean Rig’s results, which are owned by DryShips Inc. common shareholders.

(2)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net loss.

(3)Shares and per share data does not give effect to the 1-for -25 reverse stock split, approved on February 19, 2016, which becomes effective on March 11, 2016.

Bank Update / Liquidity

Given the prolonged market downturn in the drybulk segment and the continued depressed outlook on freight rates, the Company is presently engaged in discussions with its lenders for the restructuring of its debt facilities.

Three of these bank facilities have matured and the Company has not made the final balloon installment. For the remaining bank facilities, the Company has elected to suspend principal repayments to preserve cash liquidity.

Fleet List

The table below describes our fleet profile as of March 7, 2016:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Rangiroa	2013	206,026	Capesize	T/C Index linked	Aug-19	Feb-20
Negonego	2013	206,097	Capesize	T/C Index linked	Aug-19	Feb-20
Fakarava	2012	206,152	Capesize	T/C Index linked	Aug-19	Feb-20

Panamax:
Raraka	2012	76,037	Panamax	Spot	N/A	N/A
Amalfi	2009	75,206	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	Aug-16	Oct-16
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	Spot	N/A	N/A
Mendocino	2002	76,623	Panamax	T/C Index linked	Oct-16	Dec-16
Bargara	2002	74,832	Panamax	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A

Offshore Supply fleet

Platform Supply Vessels:
Vega Crusader	2012	1,457	PSV	Spot	N/A	N/A
Vega Corona	2012	1,430	PSV	T/C	Dec.-16	Dec.-20
Oil Spill Recovery Vessels:
Vega Inruda	2013	1,393	OSRV	T/C	Aug.-17	Aug.-21
Vega Jaanca	2012	1,393	OSRV	T/C	Jul.-17	Jul.-21
Vega Emtoli	2012	1,363	OSRV	T/C	May.-17	May.-21
Vega Juniz	2012	1,317	OSRV	Spot	N/A	N/A

Drybulk Carrier Segment Summary Operating Data(unaudited)

(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2014	2015	2014	2015
Average number of vessels(1)	39.0	26.5	38.7	35.8
Total voyage days for vessels(2)	3,555	2,341	13,889	12,562
Total calendar days for vessels(3)	3,588	2,434	14,122	13,060
Fleet utilization(4)	99.1%	96.2%	98.4%	96.2%
Time charter equivalent(5)	$12,974	$5,097	$12,354	$9,171
Vessel operating expenses (daily)(6)	$6,659	$6,528	$6,400	$6,715

 (1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Does not include accrual for the provision of the purchase options and write off in overdue receivables under certain time charter agreements.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2014	2015	2014	2015
Voyage revenues(7)	$54,037	$15,660	$205,630	$138,828
Voyage expenses	(7,913)	(3,729)	(34,044)	(23,619)
Time charter equivalent revenues	$46,124	$11,931	$171,586	$115,209
Total voyage days for fleet	3,555	2,341	13,889	12,562
Time charter equivalent TCE	$12,974	$5,097	$12,354	$9,171

DryShips Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2014	2015	2014	2015

REVENUES:
Voyage revenues	$99,045	$23,766	$368,447	$244,020
Revenues from drilling contracts	499,366	-	1,817,077	725,805
	598,411	23,766	2,185,524	969,825

EXPENSES:
Voyage expenses	28,998	4,385	117,165	65,286
Vessel operating expenses	30,537	20,271	116,428	111,451
Drilling rigs and drillships operating expenses	194,815	-	727,832	259,623
Depreciation and amortization	116,254	672	449,792	227,652
Vessels impairment, loss on sales and other	38,148	119,054	39,455	1,085,357
General and administrative expenses	54,610	14,814	193,686	104,912
Legal settlements and other, net	(3,454)	(145)	(2,013)	(2,948)

Operating income/(loss)	138,503	(135,285)	543,179	(881,508)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(87,679)	(3,020)	(398,875)	(171,605)
Gain/(Loss) on interest rate swaps	(7,683)	718	(15,528)	(11,601)
Other, net	4,237	(2,617)	7,067	(9,275)
Income taxes	(35,950)	(188)	(77,823)	(37,119)
Total other expenses, net	(127,075)	(5,107)	(485,159)	(229,600)

Net income/(loss)	11,428	(140,392)	58,020	(1,111,108)

Loss due to deconsolidation of Ocean Rig	-	-	-	(1,347,106)
Equity in loss of affiliate	-	(387,281)	-	(349,872)
Net (income)/ loss attributable to Non controlling interests	(35,425)	54	(105,532)	(38,975)

Net loss attributable to DryShips Inc.	$(23,997)	$(527,619)	$(47,512)	$(2,847,061)

Net loss attributable to DryShips Inc. common stockholders	(24,161)	(527,619)	(48,209)	(2,847,631)
Loss per common share, basic and diluted (1)	$(0.04)	$(0.79)	$(0.11)	$(4.28)
Weighted average number of shares, basic and diluted (1)	586,693,626	665,186,756	456,031,628	664,959,017

(1)Shares and per share data does not give effect to the 1-for-25 reverse stock split, approved on February 19, 2016, which becomes effective on March 11, 2016.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2014	December 31, 2015

ASSETS

Cash, cash equivalents and restricted cash (current and non-current)	$658,936	$15,026
Assets held for sale	-	216,026
Other current assets	568,341	38,015
Advances for vessels and drillships under construction and related costs	623,984	-
Vessels, net	2,141,617	96,428
Drilling rigs, drillships, machinery and equipment, net	6,259,747	-
Investment in affiliate	-	91,410
Other non-current assets	118,978	19,147
Total assets	10,371,603	476,052

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	5,517,613	236,942
Liabilities held for sale	-	104,366
Total other liabilities	563,602	13,332
Total stockholders’ equity	4,290,388	121,412
Total liabilities and stockholders’ equity	$10,371,603	$476,052

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel and investment impairments and certain other non-cash items as described below, dry-dockings, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015

Net loss attributable to Dryships Inc	$(23,997)	$(527,619)	$(47,512)	$(2,847,061)

Add: Net interest expense	87,679	3,020	398,875	171,605
Add: Depreciation and amortization	116,254	672	449,792	227,652
Add: Dry-dockings and class survey costs	1,513	3,393	8,819	23,686
Add: Impairments losses on sales and other	38,148	119,054	39,455	1,108,587
Add: Loss due to deconsolidation of Ocean Rig	-	-	-	1,347,106
Add: Income taxes	35,950	188	77,823	37,119
Add: Gain /(loss) on interest rate swaps	7,683	(718)	15,528	11,601
Add: Equity in loss of affiliate	-	387,281	-	349,872
Add: Net income/(loss) attributable to Non controlling interests	35,425	(54)	105,532	38,975
Adjusted EBITDA	$298,655	$(14,783)	$1,048,312	$469,142

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and offshore support vessels that operate worldwide. DryShips also owns approximately 40% of the outstanding shares of Ocean Rig UDW Inc. (NASDAQ:ORIG), an international drilling contractor.  DryShips owns a fleet of 23 drybulk carriers, comprising 3 Capesize and 20 Panamax with a combined deadweight tonnage of approximately 2.1 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and dayrates and vessel and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more vessels or drilling units, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more customers, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, complications associated with repairing and replacing equipment in remote locations, limitations on insurance coverage, such as war risk coverage, in certain areas, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com